FIFTH AMENDMENT

FIFTH AMENDMENT, dated as of January 28, 2010 (this "Amendment"), to the Credit Agreement, dated as of December 23, 2008 (as amended by the First Amendment, dated as of February 2, 2009, the Second Amendment, dated as of February 11, 2009, the Third Amendment, dated as of March 25, 2009, the Fourth Amendment, dated as of November 3, 2009, and as further amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among Precision Drilling Trust, an Alberta unincorporated open-ended investment trust ("Holdings"), Precision Drilling Corporation, a corporation amalgamated under the laws of the Province of Alberta (the "Borrower"), the Lenders party thereto, the Co-Documentation Agents and Syndication Agent named therein and Royal Bank of Canada, as administrative agent (in such capacity, the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, Section 11.1 of the Credit Agreement permits Holdings, the Borrower and the Required Amendment Lenders to enter into certain written amendments, supplements or modifications to the Credit Agreement; and

WHEREAS, Holdings, the Borrower and the Required Amendment Lenders have agreed to so amend the Credit Agreement as described herein.

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, the parties hereto agree as follows:

SECTION 1. Definitions. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

SECTION 2. Amendment of the Credit Agreement. The Credit Agreement is hereby amended, effective as of the Fifth Amendment Effective Date (as defined below), as follows:

2.1. Amendments to Section 1.1. Section 1.1 of the Credit Agreement is hereby amended as follows:

(a) by inserting the following new definition in appropriate alphabetical order:

"Fifth Amendment Effective Date": as defined in the Fifth Amendment to this Agreement, dated as of January 28, 2010, among Holdings, the Borrower and the Lenders and other parties party thereto.

(b) by deleting the definition of "Expansion Capital Expenditures".

2.2. Amendment to Section 8.1(a). Section 8.1(a) of the Credit Agreement is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following:

(a) Consolidated Leverage Ratio. Permit the Consolidated Leverage Ratio as at the last day of any period of four consecutive fiscal quarters of Holdings

beginning March 31, 2009 to exceed (i) for any such period ending on or prior to December 31, 2009, 3.00 to 1.00 (ii) for any such period ending after December 31, 2009 and ending on or prior to December 31, 2011, 3.50 to 1.00 and (iii) for any such period ending after December 31, 2011, 3.00 to 1.00.

2.3. Amendment to Section 8.1(b). Section 8.1(b) of the Credit Agreement is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following:

(b) Consolidated Interest Coverage Ratio. Permit the Consolidated Interest Coverage Ratio for any period of four consecutive fiscal quarters of Holdings beginning March 31, 2009 to be less than (i) for any such period ending on or prior to December 31, 2009, 3.00 to 1.00, (ii) for any such period ending after December 31, 2009 and ending on or prior to December 31, 2011, 2.75 to 1.00, and (iii) for any such period ending after December 31, 2011, 3.00 to 1.00.

2.4. Amendment to Section 8.7. Section 8.7 of the Credit Agreement is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following:

8.7 Capital Expenditures. Make or commit to make any Capital Expenditure, except:

(a) Capital Expenditures of the Borrower, the Parent or any Subsidiary in the ordinary course of business in an aggregate amount during any fiscal year not exceeding the corresponding amount (the "Scheduled Amount") set forth below opposite such fiscal year in the column labeled "Total Capital Expenditures":

Fiscal Year Ended	Total Capital Expenditures
December 31, 2009	C$ 404,171,000
December 31, 2010	C$ 368,011,000
December 31, 2011	C$ 416,572,000
December 31, 2012	C$ 411,210,000
December 31, 2013	C$ 412,574,000
December 31, 2014	C$ 418,677,000

provided, that the amount of Capital Expenditures permitted during any fiscal year shall be increased by (i) the Net Cash Proceeds of any issuance of Trust Units, Capital Stock or Convertible Debentures by Holdings during such fiscal year (except to the extent any such issuance increased the amount of Capital Expenditures permitted in any prior fiscal year) or on or prior to the date that is the earlier of (A) 90 days after the end of such fiscal year and (B) the date on which audited financial statements are delivered for such year pursuant to Section 7.1(a) and (ii) an amount equal to 50% (or in the event the Consolidated Leverage Ratio as of the end of the immediately preceding fiscal year is less than 1.10 to 1.00, 75%) of the amount by which Consolidated EBITDA for such preceding

fiscal year exceeds the amount set forth below opposite such preceding fiscal year:

Fiscal Year Ended	Consolidated EBITDA
December 31, 2009	C$ 935,551,000
December 31, 2010	C$ 997,232,000
December 31, 2011	C$ 963,942,000
December 31, 2012	C$ 980,204,000
December 31, 2013	C$ 1,022,789,000

provided, further, that (i) any Scheduled Amount of Capital Expenditures permitted during any fiscal year pursuant to this Section 8.7(a) and any Trust Conversion Capex permitted for a particular fiscal year pursuant to Section 8.7(b), if not so expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next two succeeding fiscal years and (ii) Capital Expenditures made pursuant to this Section 8.7(a) during any fiscal year shall be deemed made, first, in respect of amounts permitted for such fiscal year as provided above and, second, in respect of amounts carried over from the prior fiscal year pursuant to clause (i) above; provided, further, that the Borrower, the Parent or any Subsidiary may make additional Capital Expenditures during the fiscal year ending December 31, 2009 in an aggregate amount of up to $75,000,000 of the Capital Expenditures permitted to be made during the fiscal year ending December 31, 2010 (the "Capex Carryback"), with the total amount of Capital Expenditures permitted to be made during the fiscal year ending December 31, 2010 in turn being reduced by the Capex Carryback.

(b) In addition to the Capital Expenditures permitted pursuant to paragraph (a) above, to the extent Holdings undertakes a Permitted Reorganization during or prior to such fiscal years, the Borrower, the Parent or any Subsidiary may make additional Capital Expenditures ("Trust Conversion Capex") during either of the fiscal years ending December 31, 2009 and December 31, 2010 in an amount for either such fiscal year equal to 100% of the difference between (x) the amount of Operating Cash Flow Before Working Capital for such fiscal year that would have been distributed pursuant to Section 8.6(d) had no such Permitted Reorganization taken place and (y) the amount of Operating Cash Flow Before Working Capital for such fiscal year that is actually distributed pursuant to Section 8.6(d) after giving effect to such Permitted Reorganization.

SECTION 3. Effectiveness. This Amendment shall become effective as of the date (the "Fifth Amendment Effective Date") on which the following conditions have been satisfied:

(a) The Administrative Agent (or its counsel) shall have received duly executed and completed counterparts hereof (in the form provided and specified by the Administrative Agent) that, when taken together, bear the signatures of (x) Holdings, (y) the Borrower and (z) the Required Amendment Lenders; and

(b) The Administrative Agent shall have received for the account of each of the Lenders executing this Amendment on or prior to 5:00 P.M., New York City time, on January 28, 2010 (or such later date as the Administrative Agent and the Borrower may agree and notify the Lenders), a fee in an amount equal to [redacted] of the sum of such Lender's Term Loans and Revolving Commitments outstanding immediately prior to the Fifth Amendment Effective Date.

SECTION 4. Effect of Amendment.

4.1. Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.

4.2. On and after the Fifth Amendment Effective Date, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein", or words of like import, and each reference to the Credit Agreement in any other Loan Document shall be deemed a reference to the Credit Agreement as amended hereby. This Amendment shall constitute a "Loan Document" for all purposes of the Credit Agreement and the other Loan Documents.

SECTION 5. General.

5.1. GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

5.2. Costs and Expenses. The Borrower agrees to reimburse the Administrative Agent for its reasonable out-of-pocket costs and expenses in connection with this Amendment, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent.

5.3. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of any executed counterpart of a signature page of this Amendment by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.

5.4. Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

PRECISION DRILLING TRUST, by its Administrator, PRECISION DRILLING CORPORATION

By: ______________________________
Name: Doug Strong
Title: Chief Financial Officer

PRECISION DRILLING CORPORATION

By: ______________________________
Name: Doug Strong
Title: Chief Financial Officer

ROYAL BANK OF CANADA, as Administrative Agent

By: /s/ Yvonne Brazier
Name: Yvonne Brazier
Title: Manager, Agency

[Signature pages of Syndicate members deleted]